OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Duby, LLC

1155 N. Sherman Street
Suite 304
Denver, CO 80203

www.getduby.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Convertible Promissory Note

Note converts to Common Non-Voting Membership Units when the company raises at least $500,000 in a qualified equity financing
or reaches the maturity date, whichever occurs first.

Maturity Date: December 31, 2020

$5,500,000 Valuation Cap

20% Discount Rate

5% Interest Rate*

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders.
See 10% Bonus below*

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?

A convertible note offers you the right to receive Common Non-Voting Membership Units in Duby, LLC. The number of membership units you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing or the note reaches the maturity date. The highest conversion price per share is set based on a $5,500,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Non-Voting Membership Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Company	Duby, LLC
Corporate Address	1155 N. Sherman Street, Suite 304, Denver, CO 80203

Description of Business	Software development and social marketing services company. Owner and operator of Duby, a social network for the cannabis community, plus the suite of software applications that make up and support the Duby Social Network, and is a provider of social media and marketing products and services.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$500.00

Perks*

$500 — Duby Swag Bag and a personalized thank you from the crew!

$2,500 — A single (1) invitation to the **Duby 420 Private Party in Denver, Colorado on Saturday, April 20th, 2019.**

$5,000 — A pair (2) of invitations to the **Duby 420 Private Party in Denver, Colorado on Saturday, April 20th, 2019.**

$10,000 — Two pair (4) of invitations to the Duby 420 Private Party,plus and **a free Duby for Business Account for 1 Year.**

$25,000 — Two pair (4) of invitations to the Duby 420 Private Party,and a **free Duby for Business Account for LIFE.**

All perks occur after the offering is completed. The date, time, and location of the Duby 420 Private Party may be subject to change and will be determined upon closing of this offering with a minimum target of $107,000.00. The invitation to the party does not include travel and accommodations or any guarantees. A Duby for Business Account is a Starter Retail Account, currently valued at $1188.00/yr.

<u>The 10% Bonus for StartEngine Shareholders</u>

Duby, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Duby, LLC is a software development and digital marketing company that produces mobile applications for the cannabis industry and sells advertising and social media services to businesses who desire their focused base of consumers. The company develops, maintains and operates a social network for cannabis consumers and businesses.

Sales, Supply Chain, & Customer Base

Our customer base is segmented between the users of our social network and applications and the businesses that pay our company to advertise to our user base. Sales are of subscriptions to business account, social media management, and non-recurring services for in-app promotions and digital marketing.

Competition

There are notable competitors in the cannabis social media market, mostly those that started like Duby during the initial years of legalization in some U.S. States.

Weedmaps, Leafly, Massroots and Duby remain leaders in their own unique niche of the available market and a few other players are slowing rising up the ranks but no other company has a cannabis social network with as many active users every day as Duby.

Liabilities and Litigation

Duby, LLC is not currently involved in any litigation. nor is there any pending litigation. Liabilities are typical short-term liabilities associated with credit card use for an average business of our size to process common monthly recurring expenses and short-term bridge financing as needed.

The team

Officers and directors

Russ Thomas	CEO / CTO / CFO, Co-Founder and Manager Member
Alec Rochford	Co-Founder

Russ Thomas
Russ Thomas is an investor, inventor, entrepreneur, and computer security expert that has been defending Fortune 500 companies for more than 20 years prior to his cannabis ventures. He is the co-founder of PotCoin, the first cryptocurrency dedicated to cannabis , and has parlayed his crypto investments into Duby for years. He has committed his life to Duby and works full-time, every day of the week to ensure everything is running smoothly. In July of 2018, Russ Thomas became the Chief Executive Officer (CEO) of Duby, in addition continuing to serve as the Chief Technical Officer (CTO) and Chief Financial Officer (CFO) responsible for finance, information technology and security. Russ founded Duby to help his Son and wrote most of the code and patent-pending viral algorithm that is the core of the Duby Social Network today. His extraordinary talents and ingenuity go beyond the code where he has dedicated his life to supporting cannabis legalization and medical treatments and is an active supporter of cannabis for the treatment of Autism and Fragile X Syndrome. On the personal side, Russ has been snowboarding since he was 10 years old, back when they would only let him on 2 mountains in Colorado. He also loves road trips, hot springs, hacking everything, and anything high tech. Duby, LLC, Social Media Marketing CTO, CFO September 2nd, 2014 to Current CEO July 1st, 2018 to Current

Alec Rochford
Alec and Russ have a passion for entrepreneurship and have been working together for more than six years developing start-up ideas and building businesses. As an expert in graphic design and user experience, he has been instrumental in the design of the Duby user interface and marketing materials. Alec has a background with the U.S. Navy, Commercial Real Estate, Cryptocurrency and is a transport to Colorado from his home state of Arizona. With more than 4 years experience in the cannabis technology industry, prior to 2018 Alec has raised over $1.4 million in seed funding for the development of the family of Duby applications. In July of 2018, Alec transitioned

from his role as Chief Executive Officer (CEO) to focus entirely on other ventures within cannabis and the manufacture of cannabinoid related products. Alec is also an avid snowboarder, going back to his teenage years learning to board with Russ and still (barely) able to keep up with the old man today. Duby, LLC, Social Media Marketing CEO September 2nd, 2014 - June 30th, 2018

Number of Employees: 6

Related party transactions

Issuance of two promissory convertible notes on February 2nd, 2018 to two of its existing shareholders, Tom and Karen Gross (Jointly) and Ryan Holoubek for $60,000 and $60,000 respectively. The notes bear an annual interest rate of 5.0% per annum and monthly revenue sharing payments of .5% and conversion upon future investments by a person or entity totaling $500,000.00 or more. Executed and authorized subscription agreement dated May 15th, 2018 between Trusted Facility, LLC, disclosed as a wholly owned and operated entity of Russell Thomas, a Co-Founder and Managing Member of Duby, LLC for 1.522% of the outstanding Common Units in exchange for $76,086.00. The Company Co-Founder, Russ Thomas, has loaned the Company $28,000 in 2018 that bears no interest, no required payments, and balanced due and payable only after repayment of high interest short-term debt.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **In order for the Company to compete and grow successfully, it must attract, recruit, retain and develop experienced staff.** Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.
- **The development and commercialization of software applications is highly competitive.** We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of podcast, music and audio content, products, and services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and

retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve market acceptance and our ability to generate meaningful additional revenues from our products.

- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **In general, demand for our products and services is highly correlated with general economic conditions.** A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

- **Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.** We directly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

- **An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.** Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

- **Maintaining, extending and expanding our reputation and brand image are essential to our business success.** We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Facebook and Instagram have shut down accounts of cannabis businesses and some cannabis related posts are blocked by the social media platforms. Having our social media accounts shut down or blocked could seriously damage our brand or reputation. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

- **We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.** Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short term fads, midterm trends, and long term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

- **Changes in government regulation could adversely impact our business.** The Internet and mobile entertainment and information industry is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

- **We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from new technologies.** We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as connected home and car devices. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

- **Our business could be adversely affected if there is a decline in advertising spending.** A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) decline in advertising rates as inventory expands and programmatic and dynamic ad-serving technology grow (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; and (iv) new laws and regulations that prohibit or restrict certain types of advertisements. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in listenership for our content.

- **Industry consolidation may result in increased competition, which could result**

in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

- **If we do not respond to technological changes or upgrade our applications and technology systems, our growth prospects and results of operations could be adversely affected.** To remain competitive, we must continue to enhance and improve the functionality and features of our applications and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

- **The development and commercialization of software applications is highly competitive.** We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of podcast, music and audio content, products, and services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve market acceptance and our ability to generate meaningful additional revenues from our products.

- **Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.** We directly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

- **An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.** Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

- **The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.** In order to achieve the Company's near and long term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

- **The Company intends to use the proceeds from the Offering for unspecified working capital.** We have not prepared any audited financial statements.Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

- **Medical use and/ or recreational-use of cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical use or recreational-use of cannabis would prevent us from executing our business plan.** Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical and/ or recreational cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We may be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. We would have to reposition the marketing and use of our products for dry herbs and would have to discontinue packaging sales related to branded cannabis. The Rohrbacher-Blumenauer amendment, which protects medical cannabis patients and caregivers in legal medical states by prohibiting the U.S. Department of Justice (which includes the DEA) from using federal funds to prevent states from implementing their medical use cannabis laws. is in effect until February 8, 2018. Congress will then need to include provisions for extension in the budget, pass new legislation or these federal protections may expire. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. Additionally, financial transactions involving proceeds generated by cannabis related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The Company does not sell cannabis however it may receive proceeds from licensed cannabis processors or producers. Based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise federal enforcement priorities and choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state licensed medical use cannabis. Any such change in the federal government's current enforcement posture with respect to state licensed cultivation of medical use cannabis would result in our inability to execute our business plan and we would suffer significant losses and may be required to cease operations. Any changes in state or local laws that reduce or eliminate the ability of companies that acquire our products or packaging to cultivate and produce medical use cannabis would materially and negatively impact on our business.

- **Our ability to grow our business depends on state laws pertaining to the cannabis industry.** Continued development of the medical use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

- **Maintaining, extending and expanding our reputation and brand image are essential to our business success.** We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Facebook and Instagram have shut down accounts of cannabis businesses and some cannabis related posts are blocked by the social media platforms. Having our social media accounts shut down or blocked could seriously damage our brand or reputation. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

- **Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisers.

- **No Guarantee of Return on Investment** There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business adviser prior to making any investment decision.

- **Purchasers will not have voting rights.** Purchasers will not have the right to vote upon matters of the Company. Purchasers will never be able to freely vote upon any manager or other matters of the Company.

- **Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.** Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

- **In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.** In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full.

- **Purchasers will be unable to declare the Security in "default" and demand repayment.** Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

- **No Offer or Solicitation Securities.** This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.There may be statements in this communication that are, or could be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Duby, LLC or the combined company's future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" or terms of similar meaning are also generally intended to identify forward-looking statements Duby, LLC cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Duby, LLC's control, that could cause Duby, LLC or the combined company's actual results to differ materially from those expressed or implied by such forward-looking statements.

- **A crowdfunding investment involves risk.** You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- **Our business could be adversely affected if there is a decline in advertising spending.** A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) decline in advertising rates as inventory expands and programmatic and dynamic ad-serving technology grow (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; and

(iv) new laws and regulations that prohibit or restrict certain types of advertisements. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in listener-ship for our content.

- **If we do not respond to technological changes or upgrade our applications and technology systems, our growth prospects and results of operations could be adversely affected.** To remain competitive, we must continue to enhance and improve the functionality and features of our applications and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest and net of certain fees and expenses of the Offering, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Russell Thomas, 31.8% ownership, Common Units
- Alec Rochford, 22.48% ownership, Common Units

Classes of securities

- Common Units: 908

  Voting Rights *(of this security)*

  The holders of the Company's common units are entitled to one vote for each unit held of record on all matters submitted to a vote of the members.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the Company's common units are subject to and may be adversely affected by, the rights of the holders of any then outstanding preferred units.

  The Company will distribute K-1's to all members once annual tax filings have been completed, with or without extension, in the it is due and in accordance with the terms of the Operating Agreement and as required by law.

- Convertible Notes: 120,000

  The company currently has two (2) convertible notes outstanding, each for $60,000 for a combined total of $120,000 in outstanding convertible notes. Each convertible note has an interest rate of 5.0% per year.

  Valuation cap: $4,250,000

  No maturity date.

  Additionally, each note receives monthly payments equal to 0.5% of monthly gross revenues. This is in addition to the annual interest rate on the notes.

  Automatic conversion if the company receives an investment from any person or entity in an amount in excess of $500,000.00.

- Convertible Promissory Note - Series CF 2018: 0

  Non-Voting Membership Units have are not currently authorized by the Company's current Operating Agreement. The Company will authorize this class of units

  Convertible Promissory Note

  Note converts to non-voting Common Membership Units upon a qualifying event, or reaches the maturity date of the note.

Maturity Date: 12/31/2020

Valuation Cap: $5,500,000

Discount Rate: 20%

Interest Rate: 5%

Conversion; Premium Upon Sale of the Company.

(a) In the event that the Company undergoes a change of control event, or Sale of the Company, then it converts into non-voting Membership Units at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,500,000 divided by the aggregate number of outstanding Membership Units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Membership Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a Minority Holder

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of convertible notes, you will have no voting rights. Even upon conversion of the notes purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuance of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into stock.

If we decide to issue more units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

In the year 2016, Duby focused entirely on application development, research, and customer acquisition. By early the next year the company began working on integrating business accounts and features into the existing suite of applications. Beginning in August of 2017, Duby launched business profiles and advertisements in-app to cannabis businesses for the first time. By the end of the year and only 5 months of sales we had received over $42k in gross revenues.

Fast forward to 2018 and in less than one year we have grown to over $20,000 in monthly revenues with more than 80% as Monthly Recurring Revenues (MRR). Beginning Q2, 2018 marketing and software development expenses have been reduced significantly to allow for profitability before the end of the year. With additional investment this may extend the timeline to profitability as additional funds will be invested in long-term growth opportunities.

Financial condition

The Company develops and maintains an active social network and suite of software applications. The Company generates revenue by selling advertising and social media management services to businesses within the cannabis industry to have business profiles and advertisements on the social network. The Company also generates revenue by selling social media management services. The Company operates with more than 80% of all sales as recurring, subscription-based services with up to 20% in one-time, non-recurring transactions monthly. The Company's cost of sales largely includes office rent, staff, utilities, subscription services, bonuses and commissions that make up more than 60% of operating expense when operating without significant application development expenses. The remainder of operating expense are largely attributed to the operation and maintenance of the Duby Social Network and suite of software applications and services required to operate an active digital network every day of the year.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue for fiscal year 2017 was $42,696.00, a significant increase from the prior fiscal year 2016 revenue of $3079.00. Duby for Business launched along with our sales office, staff, and creation of an entirely new business selling advertising on the social network in August of 2017, growing 50% month-over-month since inception.

Cost of sales

Cost of sales in 2017 was $66,254, compared to $2,603 in fiscal year 2016. The increase is due to opening a sales office with staff, systems, software, and commissions related to selling business accounts and services on the Duby Social Network. The remaining expense for fiscal year 2017 was $599,166, of which was largely attributed to the development of the business features of the Duby suite of applications that were a prerequisite to the selling of subscription-based business services.

Gross margins

2017 gross profit was -$23,558 over 2016 gross profit of $477 and gross margins as a percentage of revenues -55% in 2017 (combined merchandise and subscription services) to 15.5% in 2016 (only sales of Duby branded merchandise). The decrease in performance is due to the launch of new products and services late in 2017.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, software development, marketing and sales expenses, fees for professional services and legal, research and development expenses. Total expense for the year 2017 were $665,370, compared to $277,617 in 2016. With the exception of $66,254 attributed specifically to the opening and operation of our sales office and selling of duby for business subscriptions, all expense in 2016 and 2017 can be attributed to the development, research, and operation of the Company's social network and associated family of software applications.

Year ended December 31, 2017 compared to year ended December 31, 2016

The following discussion is based on our unaudited operating data and is subject to change.

Revenue

2017 was a very successful year for the company as we had a significant investment from an accredited investor arrive in April that allowed us to complete the development of Duby for Business core products and services and launch a sales office with successful sales in the last five months of the year. The prior year was spent in research and application development entirely. All revenues in 2016 were from merchandise sales with no intent of profiting from the sale of merchandise since the goal is to create brand recognition only during the development stages of the company and its products.

Cost of sales

The costs of sales in 2017 were in-line with the expected expense of creating new products, services, and hiring the staff to effectively sell and maintain subscription services and accounts. In 2016 the costs of sales are entirely attributed to the costs of goods sold on our e-commerce website that sells Duby branded merchandise.

Gross margins

Gross margins were not expected to become positive in 2017 due to the high initial cost of sales when formulating a new company offering.

Expenses

We expect expenses in 2018 to drop drastically as we freeze all application development after the first quarter to focus on streamlining sales and services to achieve profitability later in the year. By the fourth quarter we expect to start increasing expense related to application research and development in preparation for planned developments and releases in 2019 that will solidify the results of our user activity and retention studies.

Financial Milestones

The company is investing for continued growth of the product, brand, sales, and customer base while generating sizable net income losses as a result. After several years of research and product development the company has focused on sales and achieving profitability in 2018 from operations without significant application development or research expenses.

In August of 2017 Duby opened a new sales office and began selling marketing and social media services to cannabis businesses. The year ended with $42,695.00 in gross revenue from the sale of business accounts and services.

For the first seven months of 2018, we have total revenues of $102,847.00, of which $75,347.00 is Monthly Recurring Revenue (MRR). Combined 1st year sales revenues are $145,542 (August 2017 to August 2018).

Monthly revenue has been increasing month-over-month at a rate of ~18% for 2018. As we enter our second year of business sales in August, we expect MRR to end the month in excess of $20k with an expected month-over-month increase of 18% and a goal to end the year with greater than $40k in MRR and more than 85% of total revenues as recurring subscriptions.

Duby Explorer was launched in March of 2018 and all software research and development has since been minimized or eliminated to reduce operating expense to only that necessary to maintain the application, social network, and sales operations in order to reach core sales profitability by Q4 of 2018. Expenses have been reduced from a monthly average of $49,879 for the first 4 months of 2018 to $23,750 as of July for a total decrease in operational expenses of 52%.

Management currently forecasts 2018, 2019 and 2020 revenue of $250,000, $1.4 million and $6.9 million, respectively, and believes the company will generate positive net income beginning in late 2018. Our estimates are based on established averages and conservative estimates. In the first half of 2018 we have averaged 18% m/m gains in monthly revenues and have applied the same percentage to estimates for the remainder of the year. Gross expenses for 2018 are estimated to be $460,000, combined for an estimated net profit (loss) of ($197,000) for the year. For years 2019 and 2020 we have used sales growth percentages of 15% and 14% respectively and feel that based on prior company returns that this serves as a reasonable and conservative estimate of future returns. Gross expenses for years 2019 and 2020 are estimated to be $1,318,000 and $3,101,000 respectively. We expect net profits of $76,000 in 2019 and $3,827,000 in 2020.

Liquidity and Capital Resources

Liquidity and capital resources

Since its inception in 2014, the Company has raised $1,463,114 in equity from a variety of angel and seed investors in addition to $276,359 received in investment from one of the Company's founders. The company has created a new class of Membership Units with restricted voting rights and is seeking to raise $1,070,000.00 through regulated crowd funding by issuance of a convertible note.

With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, hire additional staff, and to fund working capital. See "Use of Proceeds" below. The Company believes that the funds from the private placement and this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Our projections indicate that we should reach profitability from sales operations before year end. However, that will not be able to fund further development of our suite of software applications and we will require additional capital to fully execute our growth plans that must include both sales and continual development of the products being sold. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company.

Indebtedness

The Company has an outstanding revolving short-term credit card debt through Capital One (Spark Business Visa) averaging $20,000 monthly balance consisting of typical operating expenses largely related to operating and hosting servers and supporting services associated with running a free to download public mobile application. The debt has been issued by Capital One Bank and bears interest of 31.15% per year, paid monthly in arrears, with no maturity date. Due to the recently updated interest rate that has more than doubled, we are looking to resolve this debt as a priority. The Company also has outstanding notes to two of its existing shareholders, Ryan Holoubek and Tom and Karen Gross (Jointly) for $60,000 and $60,000 respectively. The notes bear an annual interest rate of 5.0% per annum and monthly revenue sharing payments of .5% of monthly revenue received with no maturity date. The notes convert upon receipt of investments totaling $500,000.00 or more or a liquidity event and may be repaid prior to maturity with no prepayment penalty. Additionally, the notes have an agreement to pay .5% of gross revenues monthly that is applied to the remaining balance of the note. The Company Co-Founder, Russ Thomas, has loaned the Company $28,000 in 2018 that bears no interest, no required payments, and balanced due and payable only after repayment of high interest short-term debt.

Recent offerings of securities

- 2017-04-16, Rule 506(b) of the Securities Act, 90 Common Units. Use of proceeds: $500,000 in proceeds used for the development of software to build business accounts into the existing Duby social network and family of applications.
- 2017-10-27, Rule 506(b) of the Securities Act, 11 Common Units. Use of proceeds: $50,000 in proceeds through convertible notes that have converted shortly after issuance and used to complete the development of new business features for the family of Duby applications.
- 2018-02-08, Rule 506(b) of the Securities Act, 24 Convertible Notes. Use of proceeds: Proceeds used to complete the development of Duby Explorer, marketing and administrative expenses. This round resulted in the two

convertible notes previously listed for $60,000 each. The notes only convert upon receipt of additional investment of $500,000 or more.

- 2018-07-01, Rule 506(b) of the Securities Act, 5 Common Units. Use of proceeds: $25,0000 in proceeds from a single investor used for operating capital.

Valuation

$5,500,000.00

The valuation of the company reflects the most recent significant investment post-money valuation. The investment received in April of 2017 was the last investment received not from prior investors, founders, family or friends and was without discount. Duby received $500,000 at a pre-money valuation of $5,000,000, setting the post-money and current valuation at $5,500,000. Our valuation has arguably increased significantly since April of 2017. Since that time we have completed a successful years of sales operations in addition to adding to our user base and application features through software development. We estimate today's value of the company is greater than $7.5 million. We are not adding any additional premium to this offering and have placed the current valuation at the last pain-in valuation. We believe the notes will convert through a change in control event over the next 2-5 years as we expect sales and our user base to grow significantly, making us an attractive target for acquisition.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	$0	$0
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Software Development	$1200	$15,000
Events and Marketing	$1200	$18,000
Sales and Operations Staff	$3000	$24,000
Legal Services	$500	$2,500
Accounting Services	$500	$1,000

Debt Reduction	$2000	$25,000
Working Capital	$1000	$15,080
Total Use of Net Proceeds	$9,400	$100,580

Events and Marketing expenses consist of digital advertising, email marketing, brand products and merchandise, event sponsorship, attendance and promotion.

We are seeking to raise $107,000.00 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420.00 if we raise the maximum offering amount.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1.1 million that we project we will need in 2018 and 2019 to develop product improvements, expand our sales operations, and continue to build on our successful marketing efforts. Specifically, we intend to pay outstanding debt, increase digital and social media marketing, make improvements to our website and mobile applications, explore localized targeted marketing, increase brand identity through event marketing and increase sales and marketing staff.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to founders and operators; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments, specifically we are planning on paying a portion, or all of our existing short term, high-interest rate, credit card debt mentioned above to reduce monthly interest expenses and the existing loans provided to the company by it's co-founder.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.passtheduby.com in the section labeled Investor Relations. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Duby, LLC

[See attached]

I, Russ Thomas, the Chief Executive Officer of Duby, LLC, hereby certify that the financial statements of Duby, LLC and notes thereto for the periods ending 12/31/2016 and 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $34,566.00 taxable income of -$521,091.00 and total tax of $0.00

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1st day of August, 2018.

Russell Thomas

Chief Executive Officer

August 1st, 2018

Duby LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

Duby LLC

Index to Financial Statements
(unaudited)

DUBY, LLC

DUBY LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2017
(unaudited)

Duby

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking x 6177	8,533.28
BOA Savings x6164	1,000.17
Wells Checking	194.01
Wells Savings	0.00
Total Bank Accounts	**$9,727.46**
Total Current Assets	**$9,727.46**
Fixed Assets	
Accumulated Amortization	-36,804.00
Accum Amort - 15	-36,804.00
Accum Amort - 16	-24,251.00
Total Accumulated Amortization	**-97,859.00**
Duby Software-15	184,019.00
Duby Software-16	145,502.32
Total Fixed Assets	**$231,662.32**
TOTAL ASSETS	**$241,389.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Barclays Credit Card	0.00
Spark Business Visa	18,106.42
Total Credit Cards	**$18,106.42**
Total Current Liabilities	**$18,106.42**
Total Liabilities	**$18,106.42**
Equity	
Investments 2014	29,001.00
Investments 2015	373,042.72
Investments 2016	432,880.00
Opening Balance Equity	-33,018.76
Retained Earnings	-282,079.54
Net Income	-296,542.06
Total Equity	**$223,283.36**
TOTAL LIABILITIES AND EQUITY	**$241,389.78**

4

Duby

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking x 6177	4,932.42
BOA Savings x6164	100.03
Petty Cash	10,000.00
Wells Checking	194.01
Wells Savings	0.00
Total Bank Accounts	**$15,226.46**
Total Current Assets	**$15,226.46**
Fixed Assets	
Accumulated Amortization	-36,804.00
Accum Amort - 15	-36,804.00
Accum Amort - 16	-24,251.00
Total Accumulated Amortization	**-97,859.00**
Duby Software-15	184,019.00
Duby Software-16	145,502.32
Total Fixed Assets	**$231,662.32**
TOTAL ASSETS	**$246,888.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Barclays Credit Card	0.00
Spark Business Visa	51,753.31
Total Credit Cards	**$51,753.31**
Total Current Liabilities	**$51,753.31**
Long-Term Liabilities	
Short-term loan from Trusted Facility	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$51,753.31**
Equity	
Investments 2014	29,001.00
Investments 2015	373,042.72
Investments 2016	432,880.00
Investments 2017	
Green Growth Capital	416,665.67
NCG	90,000.00
RAFT	63,900.00
Russell Thomas	4,000.00
Ryan Holoubek	25,000.00
Tom and Karen Gross	25,000.00

	TOTAL
Total Investments 2017	624,565.67
Opening Balance Equity	-33,018.76
Owner Compensation 2017	
Alex Rochford	-9,910.00
Russ Thomas	-12,000.00
Total Owner Compensation 2017	-21,910.00
Retained Earnings	-578,621.60
Net Income	-630,803.56
Total Equity	**$195,135.47**
TOTAL LIABILITIES AND EQUITY	**$246,888.78**

DUBY, LLC

DUBY LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(unaudited)

Duby

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Sales	3,079.64
Total Income	**$3,079.64**
Cost of Goods Sold	
Other Costs - COS	1,345.83
Purchases - COS	1,257.12
Total Cost of Goods Sold	**$2,602.95**
GROSS PROFIT	**$476.69**
Expenses	
Advertising & Marketing	61,346.61
Promotional Materials	536.01
Total Advertising & Marketing	**61,882.62**
Bank Charges	497.60
Commissions & fees	167.58
Dues & Subscriptions	7,363.02
Interest Expense	1,571.10
Legal & Professional Fees	37,637.11
Accounting	750.00
Total Legal & Professional Fees	**38,387.11**
Meals and Entertainment	4,957.53
Office Expenses	5,147.70
Promotional	823.93
Servers and Hosting	69,638.28
Shipping and delivery expense	498.79
Software Development	0.00
Stationery & Printing	1,623.05
Subcontractors	
A KINGSLEY	8,000.00
A ROCHFORD	9,000.00
B PHILIPS	5,316.00
D BROCKMAN	4,000.00
J SUBLETTE	19,800.00
M BAHRAMAND	14,170.00
R HOLOUBEK	13,043.38
Total Subcontractors	**73,329.38**
Taxes & Licenses	70.00
Travel	6,380.79
Travel Meals	1,075.75
Utilities	
Telephone	4,202.50
Total Utilities	**4,202.50**
Total Expenses	**$277,616.73**

7

	TOTAL
NET OPERATING INCOME	$ -277,140.04
Other Income	
Cash Back Rewards	4,772.30
Interest Earned	0.17
Total Other Income	**$4,772.47**
Other Expenses	
Amortization Expense	
Amort of Software-15	36,804.00
Amort of Software-16	24,251.00
Total Amortization Expense	**61,055.00**
Reconciliation Discrepancies	-36,880.51
Total Other Expenses	**$24,174.49**
NET OTHER INCOME	$ -19,402.02
NET INCOME	$ -296,542.06

DUBY, LLC

Duby

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	986.00
In App Advertisements	1,085.00
Shopify	3,882.87
Stripe	36,742.05
Total Sales	**42,695.92**
Total Income	**$42,695.92**
Cost of Goods Sold	
Cost of Goods Sold - Brand Gear	10,430.25
Total Cost of Goods Sold	**$10,430.25**
GROSS PROFIT	**$32,265.67**
Expenses	
Advertising & Marketing	114,221.75
Events	3,771.05
Promotional Materials	6,140.43
Total Advertising & Marketing	**124,133.23**
Bank Charges	656.55
Shopify	840.29
Total Bank Charges	**1,496.84**
Commissions & fees	545.00
Dues & Subscriptions	1,852.86
Interest Expense	878.82
Legal & Professional Fees	13,572.39
Accounting	1,083.75
Total Legal & Professional Fees	**14,656.14**
Meals and Entertainment	5,640.73
Office Expenses	26,572.55
Other General and Admin Expenses	408.73
Rent or Lease	20,746.71
Repair & Maintenance	77.97
Servers and Hosting	77,987.29
Shipping and delivery expense	1,935.72
Subcontractors	8,150.00
B PHILIPS	14,330.00
China	180,778.20
D BERGEMAN	28,000.00
D MARTINEZ	1,639.50
D RAVITZ	6,000.00
J ARCHULETA	1,000.00
J MOSS	2,500.00
J SUBLETTE	6,855.00
LAKANA	6,613.05
M BAHRAMAND	12,780.00

	TOTAL
M THOMPSON	27,400.00
P CHATRY	8,000.00
RBF Unlimited	25,197.92
Rosen Group	11,014.00
S AGUILERA	5,050.00
S RUEMPOLHAMER	2,000.00
S THACKERY	16,840.35
T CHRISTENSEN	8,650.00
Total Subcontractors	372,798.02
Taxes & Licenses	7,390.00
Travel	3,012.64
Travel Meals	1,021.38
Utilities	39.70
Telephone	4,175.10
Total Utilities	4,214.80
Total Expenses	$665,369.43
NET OPERATING INCOME	$ -633,103.76
Other Income	
Cash Back Rewards	2,300.04
Interest Earned	0.16
Total Other Income	$2,300.20
NET OTHER INCOME	$2,300.20
NET INCOME	$ -630,803.56

DUBY, LLC

DUBY LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Duby

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-310,542.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Amortization:Accum Amort - 15	36,804.00
Accumulated Amortization:Accum Amort - 16	24,251.00
Accounts Payable	14,000.00
Spark Business Visa	-16,288.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**58,766.08**
Net cash provided by operating activities	**$ -251,775.98**
INVESTING ACTIVITIES	
Duby Software-16	-145,502.32
Net cash provided by investing activities	**$ -145,502.32**
FINANCING ACTIVITIES	
Investments 2016	432,880.00
Opening Balance Equity	-33,018.76
Net cash provided by financing activities	**$399,861.24**
NET CASH INCREASE FOR PERIOD	**$2,582.94**
Cash at beginning of period	7,144.52
CASH AT END OF PERIOD	**$9,727.46**

Duby

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-630,803.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Spark Business Visa	33,646.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	33,646.89
Net cash provided by operating activities	$ -597,156.67
FINANCING ACTIVITIES	
Short-term loan from Trusted Facility	0.00
Investments 2017:Green Growth Capital	416,665.67
Investments 2017:NCG	90,000.00
Investments 2017:RAFT	63,900.00
Investments 2017:Russell Thomas	4,000.00
Investments 2017:Ryan Holoubek	25,000.00
Investments 2017:Tom and Karen Gross	25,000.00
Owner Compensation 2017:Alex Rochford	-9,910.00
Owner Compensation 2017:Russ Thomas	-12,000.00
Net cash provided by financing activities	$602,655.67
NET CASH INCREASE FOR PERIOD	$5,499.00
Cash at beginning of period	9,727.46
CASH AT END OF PERIOD	$15,226.46

DUBY, LLC

NOTE 1 – NATURE OF OPERATIONS

Duby, LLC was formed on Labor Day September 2nd, 2014 ("Inception") in the State of Colorado. The financial statements of Duby, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Duby, LLC started in Denver, Colorado in 2014 by Russell Thomas (CEO) and his cousin Alec Rochford (CIO), and continues to grow the largest active worldwide community in cannabis. Duby is available on nearly every mobile device with hundreds of thousands of highly active users. Since 2017 the company launched in-app business accounts and marketing services on a subscription model that generates monthly recurring revenues to support ongoing sales and marketing operations. We are the cannabis industry leader of digital media and social networking.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of subscription-based marketing and social media management service when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC) OR S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has an outstanding revolving short-term credit card debt through Capital One averaging $25,000 monthly balance consisting of typical operating expenses largely related to operating and hosting servers and supporting services associated with running a free to download public mobile application. The debt bears interest of 31.15% per year, paid monthly in arrears. Due to the recently updated interest rate that has more than doubled, we are looking to resolve this debt as a priority.

The Company also has outstanding notes to two of its existing shareholders, Ryan Holoubek and Tom and Karen Gross (Jointly) for $60,000 and $60,000 respectively. The notes bear an annual interest rate of 5.0% per annum and monthly revenue sharing payments of .5% of monthly revenue received with no maturity date. The notes convert upon receipt of investments totaling $500,000.00 or more.

The Company Co-Founder, Russ Thomas, has loaned the Company $23,000 in 2018 that bears no interest, no required payments, and balanced due and payable only after repayment of high interest short-term debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Membership Units

The Company originally issued a total of 1000 Units, of which 97.71 units were removed due to forfeiture as of May 31st, 2018 and reallocated for a remaining total of 908.29 Common Units.

NOTE 6 – RELATED PARTY TRANSACTIONS

Issuance of two promissory convertible notes on February 2nd, 2018 to two of its existing shareholders, Tom and Karen Gross (Jointly) and Ryan Holoubek for $60,000 and $60,000 respectively. The notes bear an annual interest rate of 5.0% per annum and monthly revenue sharing payments of .5% and conversion upon future investments by a person or entity totaling $500,000.00 or more.

Executed and authorized subscription agreement dated May 15th, 2018 between Trusted Facility, LLC, disclosed as a wholly owned and operated entity of Russell Thomas, a Co-Founder and Managing Member of Duby, LLC for 1.522% of the outstanding Common Units in exchange for $76,086.00.

To date, the founder Russ Thomas has contributed $23,000 in additional capital in the form of a operational bridge loan.

NOTE 7 – SUBSEQUENT EVENTS

Corporate structuring event occurred internally on July 2nd, 2018 when Alec Rochford voluntarily relegated his position as Chief Executive Officer to assume a more appropriate role as the company's Chief Investment Officer (CIO), while Russ Thomas will assume the role of Chief Executive Officer (CEO). The role of Chief Technology Officer (CTO) is an open position that will continue to be filled by Russ Thomas until a replacement is found.

Grant Agreements have been issued to several staff and members of the company since the inception of 2018. The total of all grant agreements combined for the year-to-date is 4.0% of the total outstanding company units at the time of issuance.

Additional capital has been raised since the beginning of 2018 that includes two convertible notes that remain unconverted debt for a total of $102,500. And additional $25,000 direct subscription-based investment was recorded in the month of July from a new member accredited investor.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Duby is pending **StartEngine Approval.**

duby
The Cannabis Community App
0
Investors
$0.00
Raised of $10K - $107K goal
Duby
The World's #1 Cannabis Social Network
Small OPO
Denver, CO
Advertising and Marketing
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

- Launched April 2015
- 250,000+ Installs
- $20,000+ Monthly Revenues
- 100,000+ Pass Actions Daily (likes/dislike)
- Raised $1.4 Million to Develop Apps
- Privacy Protected Social Network (PPSN)
- Cannabis Business Advertising and Marketing Platform
- Patent Pending Social Algorithm and Registered Trademarks
- Available worldwide on Apple, Android, and Amazon Mobile



duby

The Future of Cannabis Media

Why Invest in Duby

Since Duby's app launch in 2015, over 250,000 people have become active members. We promote a clean and safe place where cannabis users can share their experiences and connect with the community.

We made social secure. We applied our technology to the burgeoning cannabis industry where people may or may not be in a legal market, or are tourists, and want greater privacy. Cannabis consumers, more than any other, desire privacy and the comfort of protected social accounts.

The new Duby Explorer has increased business profile views 645% in only 4 months since release. We believe after years of research and development, we combined the best of cannabis social with lifestyle, brands, and products. We also believe that the new Duby Explorer revolutionized the way our users and businesses connect and communicate with live videos, scoreboards, and maps.

Our goal is for advertisers to tap into our demographic to reach consumers in proximity to their business. Duby for Business began less than one year ago and since that time we have consistently grown. As of June 2018 we have grown to more than $20,000 in monthly revenues. Of that, more than 85% are recurring revenues from the sale of in-app business profiles and social media management services.

Duby has successful products and services that scale. After years of product development and now sales, Duby is positioned to amplify its success with additional capital. We believe we are uniquely positioned to take advantage of the cannabis retail and consumer markets by investing in user acquisition, and retention through development and marketing.



duby

What is Duby?
1 A Cannabis Community
2 A Way To Discover Brands & Products
3 Privacy Protected Social Network
4 Mobile Advertising Platform
5 A Progressive Lifestyle Brand

"Duby is primed to grow after years of research and development we have a robust app with highly active users that our new business accounts love."

- Russ Thomas, CEO of Duby



User Traction

- ☑ 250,000+ App Installs
- ☑ 25,000+ Monthly Active Users (MAU)
- ☑ 3,000+ Daily Active Users (DAU)
- ☑ More than 1,000,000 dubys Served!

The Offering

Investment: Convertible Promissory Notes

Note converts to Common Non-Voting Membership Units when the company raises $500,000 in qualified equity financing or reaches the maturity date, whichever occurs first.

Maturity Date: December 31, 2020
$5,500,000 Valuation Cap
20% Discount Rate
5% Annual Interest Rate

Perks

$500 — Duby Swag Bag and a personalized thank you from the crew!

$2,500 — A single (1) invitation to the **Duby 420 Private Party in Denver, Colorado on Saturday, April 20th, 2019.**

$5,000 — A pair (2) of invitations to the **Duby 420 Private Party in Denver, Colorado on Saturday, April 20th, 2019.**

$10,000 — Two pair (4) of invitations to the Duby 420 Private Party, plus and **a free Duby for Business Account for 1 Year.**

$25,000 — Two pair (4) of invitations to the Duby 420 Private Party, and a **free Duby for Business Account for LIFE**.

All perks occur after the offering is completed. The date, time, and location of the Duby 420 Private Party may be subject to change and will be determined upon closing of this offering with a minimum target of $107,000.00. The invitation to the party does not include travel and accommodations or any guarantees. A Duby for Business Account is a Starter Retail Account, currently valued at $1188.00/yr.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Make a Wise Investment



In a world of unlimited possibilities and new ideas, you want to find those companies that have an edge on time and technology. Sometimes you get lucky and find companies that offset your portfolio years down the road. Adding fuel to this engine will accelerate us down that road to reach the finish line faster.

We believe we are ahead of the game in cannabis with years of app dev, active users, and growing revenues. We have a big head start in a rapidly expanding market that is projected to generate more than $10 billion in 2018 sales in North America, *according to mjbizdaily.com. (McVey, Schroyer and Stelton-Holtmeier, 2018)*



and Stelton-Holtmeier, 2018)

"I started Duby to invest in what is right, not right now. We are all just babies in an emerging market... a market that will someday exceed the sales of tobacco and alcohol combined." - Russ Thomas, CEO of Duby

This is Not Facebook - Duby Does Secure Social

"LocalBlox, a data analytics company, describes on its website how it 'automatically crawls, discovers, extracts, indexes, maps and augments data' from a variety of sources, including Facebook, LinkedIn, Twitter and Zillow to build a '360 Degree people view,' that is then sold to marketers.

. . . . Data contained in the leak included names, physical addresses, dates of birth, scraped LinkedIn job histories, public Facebook data, and Twitter handles. Somebody with access to this data could theoretically use it to commit fraud, identity theft, or to aid in a social engineering scam like phishing."

Data Source: "48 million social media users' data leaked by yet another analytics company" 2018, ***www.rt.com/usa/424620-48-million-social-leaked***



Social Networks

Duby is a Privacy Protected Social Network (PPSN)

- Users are anonymous by default.
- Actual location is obfuscated and modifiable
- Encrypted and private API

Intellectual Property

Patent Pending Technology



SYSTEMS AND METHODS FOR A VIRAL SOCIAL NETWORK

Applied June 13th, 2016

U.S. Patent Application Number: 62/174,737

Registered U.S. Trademarks

- USPTO Serial Number: 86390787
- USPTO Serial Number: 87056328
- USPTO Serial Number: 87056321
- USPTO Serial Number: 86390845

Software Release Schedule 2018
duby
Duby Explorer
Explorer Phase II Public Release
Business Maps
Video Previews
Search Overhaul
Live Query
Internal Share
Platform Expansion
Web and iPad Versions
Web-based Public Version
Apple iPad Optimized Release
Improvements to existing Business Management App (ads.duby.co)
Explorer Phase III Public Release
Live Scoreboards
Updated Tool Tips
Q1
Q2
Q3
Q4
User Experience
Getting Personal
In-App User Experience Analysis
MySesh Messaging Intelligence
Notification Optimizations
Landing Gear
Overhaul Landing Page and Camera
Redesigned Landing Page
New Vertical Camera

How Duby Works



Gamified Social Network

Duby is gamified, meaning there are gaming aspects combined with a social experience. On other networks you might collect followers or likes and compete for social status. Duby makes that a part of the app with Influence, or your "power" as a user. Unlike followers, Influence goes up and down depending on recent activity and quality of your content. Basically, it's a sort of "what have you done for me lately?" approach to social networking that ensures most content viewed is fresh, relevant, and high quality at all times.



Self Regulating Network

Duby automatically filters out most negative content by analyzing user to content interactions. Basically, our users keep it clean by putting out and reporting negative users and content regularly. We typically have only a single, part-time staff member that handles the user and content violations that slip through the cracks for



a single, part-time staff member that handles the user and content violations that slip through the cracks for an app where our users pass more than 100,000 dubys every day.



Anonymous By Default

Other than a username and email address we ask for nothing more for you to take full advantage of the app. You can remain anonymous, or be the Duby Diva you always imagined. Either way, it won't prevent making friends and connecting with others online.

All Content is Viral

Duby technology allows content to undergo immediate viral growth that is geographically relevant. Much like a real virus, good content spreads user-to-user while bad content is put out by users before it can get too far. An advertiser can post a duby (all content is called a "duby" in-app), to consumers directly from the advertiser's physical location to other users nearby; radiating outward from the point of origination.

Duby is Differentiated

Secure Social

Since the advent of mobile computing and social networks, we have become accustomed to giving up our privacy for the sake of convenience. An emerging and largely illegal market like cannabis deserves a product that keeps a users information private while keeping the bad guys at bay.

Best of Both Worlds

Social networks have evolved from simple photo sharing to chat and live video feeds, all to keep you entertained. We believe Duby gamifies social by adding a score that is based on user's quality of the content. We have scoreboards where users can see how their dubys compare in real-time. Users compete to be the top user or have top dubys. It's truly engaging.

Targeted Results

Content in Duby is passed to users nearest their own location. This means business advertisements work the same way for hyper localized results.











Secure	Gamified	Engaging	Targeted
Duby is a social network that is anonymous by default.	A social network with features of gaming turns up the fun.	Our fresh, relevant content is key to long term engagement.	Cannabis businesses need localized results.

Testimonial



- Testimonial from Chris Driessen of Organa Brands

"**We use Duby to message over 10,000 consumers a day.** I like the platform for the fact that we can geo target our consumers and they {Duhave back end analytics which allow me to see, in real time, the results that our investment provides."

- Chris Driessen, President of Organa Brands





Explore Cannabis





A New Way to Play

Duby launched the new Explorer page just a few months ago in March of 2018. Since then we have seen **explosive growth, with a 645% increase in business profile views!** Explorer combines maps, menus, brands, deals, vastly improved search and featured branding.

Explorer gives cannabis retail stores and brands a showcase for their products and locations. Maps with directions that show the nearest stores and brands makes it easy for users to interact with businesses. Featured retail and brand sections puts your business in front of every user, every day. This has allowed us to expand our offerings to include featured explorer spots, map pins, GEO targeting ads in addition to the normal business profiles and the results have been amazing.



Duby Explorer Launched on March 15th, 2018

Managing Social Successfully

We believe we are successful in managing our own cannabis social media presence and yours too! In addition to selling subscription-based marketing services in the Duby app, we also manage your other social media in one package.

We also believe that Cannabis companies, much like all others, need to have an active social media presence. It requires time and skill to manage multiple social networks like Facebook, Instagram, Twitter, and Duby. That's why we also offer complete social media management services that are specialized for the cannabis industry to ensure your accounts are complying with policies and remain active to utilize as an advertising medium.



duby

f 40k Page Likes

🐦 58k Followers

📷 18.5k Followers

🌿 77k Followers



The Grass is Greener



U.S. Marijuana Market: The Grass Is Getting Greener
Projected growth of U.S. recreational and medical marijuana sales (billion U.S. dollars)

■ Recreational Total   ■ Medical Total

6.56	7.97	10.82	13.38	16.02	18.37	19.89	21.46	22.87	24.07
4.67	5.32	6.07	6.88	7.80	8.90	10.06	11.26	12.33	13.22
1.89	2.65	4.75	6.50	8.22	9.46	9.83	10.20	10.55	10.86

The Cannabis market is rapidly growing. According to Statista, the industry is projected to reach 57 billion in sales in the US by 2027. (Thomas Pellechia, *forbes.com,* 2018) Duby is taking advantage of this opportunity by providing a social media platform that connects both the user and the cannabis market in one convenient app.

To put all this into context, since 2006, the Alcoholic Beverage Industry has reached 223 billion sales in the US.
   - *(Alcoholic Beverages Industry - Statistics & Facts, statista.com, 2018.)*

Imagine if you had invested in Budweiser before the Prohibition lifted. Now picture yourself investing in Duby during the Green Rush.



Data Source: The Cannabis Industry Annual Report, "U.S. Marijuana Market: The Grass Is Getting Greener" 2018, Source

Duby is tapping into an industry that is denied by every other prominent form of social media such as Facebook, Twitter, Instagram, Youtube, and even Google. In 2017 Canna Ventures, a marijuana Marketing Firm, expressed that marijuana and Google "were a match made in Hell" due to Google's strict policies on weed related content.

- (Eric Layland, canna-ventures.com, 2017)

The Push Towards Legalization

The push for the legalization of marijuana is strengthening with some 64% of US adults being pro legalization and only 34% in opposition according to the 2017 Gallup Survey. *(See chart right)*

The new attitude is changing the minds of some of the most conservative investors. Viridian Capital Advisors noted $1.23 billion dollars worth of investments were documented as they funded various cannabis and industrial hemp businesses in just the first month of 2018.

- ("Investors Poured $1.23 Billion into the Cannabis Industry in January," cashcroptoday.com, 2018)

With increasing support of the federal legalization of weed, the big social media players are going to want in to a space already dominated by us. An investment in Duby is an investment in the future of cannabis media.



Data Source: Pew Research Center, Gallup, "U.S. Support For Legalizing Marijuana Hits All-Time High" 2017, Source



Data Source: Headset Inc. 'Marijuana Money: How Much Do Cannabis Consumers Spend Annually?" 2017, https://www.cheatsheet.com/money-career/average-cannabis-consumer-spend.html



Data Source: Pew Research Center, "Where U.S. Adults Are Active on Social Media" 2018, https://www.statista.com/chart/13220/social-media-usage-by-americans-30-and-older

Cannabis is not Supported on Other Social

Many people around the world spend countless hours checking their social networks and profiles. The demographic we target surfing the social tides is adults 18+, who spend on average 7 hours a day on social media. This number is only increasing as we venture through 2018. According to estimates, the number of worldwide social media users reached "2.34 billion and is expected to continue to rise to some 2.95 billion by 2020." ("*Percentage of U.S. population who currently use any social media from 2008 to 2018*" statista.com, 2018)

Traditional social media frowns upon cannabis businesses, denying them access to the 81% of the US population that have a social networking profile.

Duby provides a social platform that creates a cannabis focused community that simultaneously merges business advertising with user engagement all while providing a secure and anonymous platform to do so.

Our Brand

  

  

  

Our Story

Duby Headquarters is a block from the gold-encrusted tower of the Denver Capitol Building; in the same area that was the peak of the gold rush of the 1850's. "Back then, those who made the big bucks were not the miners, but rather the sellers of ancillary products like picks and shovels who really raked it in." -Russ Thomas, CEO

Fast forward a hundred and sixty years and we find **Duby is in the center of the Green Rush and has a big head start!**

Duby is ancillary to the cannabis market, meaning we do not touch the plant. We provide the store and sell the picks and shovels to those who do, so to speak. This has made Duby a popular place for cannabis consumers and business.

When users and business connect people of similar interest to learn, shop, and share in the same place they tend to come back often. Just like the Gold Rush, our users are voracious miners of content.



The Duby Family

One of the most used hashtags within the app is **#dubyfam**. We don't know who started it, but it was in the very first week for sure. We love it and live by it to this day.

From the founders to the followers, we are all family at Duby and it drives the incredible quality seen in the company, the app, and in the amazing community itself.

So many of us have made life changing sacrifices to make this company a success. Every one of us works harder than we can, longer than we should, and for less than we are worth because this is more than just a company and an app, it's a new era and we want to lead the way.



Duby Origins - Jack's Story



Duby's inception was brought about by the therapeutic properties of cannabis. In 2012, co-founder and CEO Russ Thomas began successfully treating his 1 year-old son's condition with Cannabidiol (CBD). Jack has an incurable condition called Fragile X Syndrome; it's essentially DNA corruption that leads to mental retardation, social anxiety and autism. He could not walk, talk or even eat solid foods.

Thomas became the first parent to treat FXS symptoms with CBD -- and the results were overwhelmingly positive. **Jack now walks, talks and eats everything in sight.** The Thomas Family is responsible for pioneering a treatment regimen now used by many.

The key to knowledge is the ability to share information freely. Duby was created for people to share their experiences and collective knowledge of cannabis without bias or concern of privacy.



CBD Helps Me Every Day - Jack Thomas - February 15th, 2014

Common Questions

Q: You have already earned money from investors, why are you crowdfunding?
A: Since June, 2015 we have raised more than $1.5 million from angels, founders, and seed round investors. Crowd funding allows us the chance to open up investment to all persons, including our loyal #dubyfam users and not just big business investors. In this way we are shifting the previous status quo and putting the investment power in the hands of anyone who supports cannabis and the Duby family.

Q: Are there negative repercussions from working in the cannabis industry? Could you get shut down and we lose our investment?
A: We are ancillary to the Cannabis Industry, we do not directly deal with the plant or any cannabis products, we simply support the use of marijuana. This reduces the risk of getting shut down significantly and as long as we abide by our platforms policies we should be around for many years to come.

Q: Who can invest?
A: Anyone and everyone that supports cannabis and the Duby app can invest. The Securities and Exchange Commission now enforce Regulation CF which allows both accredited and non-accredited investors to participate in investing as described in the Investor Bulletin: Regulation Crowdfunding document published by the SEC.

Q: Can I cancel an Investment?
A: Yes, you have up until 48 hours prior to a closing of the Offering to cancel your investment. This includes any "rolling closes" as defined in Exhibit E of the Offering Document. To do so, you can go to your Investor Dashboard and cancel through there directly, or if you have questions you can contact start engine support at contact@startengine.com or use their live chat services available Monday-Friday between 12pm and 8pm EST.

Q: What if I need help making an investment?
A: For assistance with investments you can contact support at contact@startengine.com.


duby
Duby Founded
Design the brand and a secure social network using a reverse viral algorithm designed to protect users and self regulate content.
First Seed of $100k
A cannabis angel investor made the first outside investment into Duby to help launch our post MVP version to the public.
Gamification Release
The Duby algorithm gets gamified with user analytics, scoring, and charts to introduce gamified social networking to our community.
$500k Seed Round
Secured $500k private seed investment at a 5.5mm post-money valuation to finance the development of Duby for Business.
Duby Explorer Launched
Explorer added key business-to-consumer features such as maps, menus, brands, and deals to connect the business and consumer.
September 2014
August 2015
August 2016
April 2017
March 2018
April 2015
January 2016
January 2017
August 2017
April 2018
100k
duby
BUSINESS
250k

Launched on Apple iTunes

Duby launched on IOS phones on April 6th, 2015 to a welcome audience and garnered 1000 installs the first week.

Duby Droid Launched

Duby for Android Mobile launched to eager users on January 9th, 2016 and now available worldwide on mobile platforms.

Milestone: 100K Installations

With little marketing and a lot of development, Duby hits 100k installations (and users) with thousands of highly active users returning daily.

Duby for Business Launched

Opened our Denver sales office and launched new business profiles, analytics, replay maps, and a desktop app for managing ads.

Milestone: 250K Installs

We exceeded 250,000 installations over the 4/20 holiday of 2018 and by the end of May we had over $20k monthly revenues with > 85% recurring monthly.

In the Press

Mashable   CULTURE MAGAZINE   DIRECT CANNABIS NETWORK   CONFLUENCE   CNBC   THE CANNABIST

SHOW MORE

Meet Our Team





Russ Thomas

CEO / CTO / CFO, Co-Founder and Manager Member

Russ Thomas is an investor, inventor, entrepreneur, and computer security expert that has been defending Fortune 500 companies for more than 20 years prior to his cannabis ventures. He is the co-founder of PotCoin, the first cryptocurrency dedicated to cannabis , and has parlayed his crypto investments into Duby for years. He has committed his life to Duby and works full-time, every day of the week to ensure everything is running smoothly. In July of 2018, Russ Thomas became the Chief Executive Officer (CEO) of Duby, in addition continuing to serve as the Chief Technical Officer (CTO) and Chief Financial Officer (CFO) responsible for finance, information technology and security. Russ founded Duby to help his Son and wrote most of the code and patent-pending viral algorithm that is the core of the Duby Social Network today.   His extraordinary talents and ingenuity go beyond the code where he has dedicated his life to supporting cannabis legalization and medical treatments and is an active supporter of cannabis for the treatment of Autism and Fragile X Syndrome.   On the personal side, Russ has been snowboarding since he was 10 years old, back when they would only let him on 2 mountains in Colorado. He also loves road trips, hot springs, hacking everything, and

Alec Rochford

Co-Founder

Alec and Russ have a passion for entrepreneurship and have been working together for more than six years developing start-up ideas and building businesses. As an expert in graphic design and user experience, he has been instrumental in the design of the Duby user interface and marketing materials. Alec has a background with the U.S. Navy, Commercial Real Estate, Cryptocurrency and is a transport to Colorado from his home state of Arizona.   With more than 4 years experience in the cannabis technology industry, prior to 2018 Alec has raised over $1.4 million in seed funding for the development of the family of Duby applications. In July of 2018, Alec transitioned from his role as Chief Executive Officer (CEO) to focus entirely on other ventures within cannabis and the manufacture of cannabinoid related products. Alec is also an avid snowboarder, going back to his teenage years learning to board with Russ and still (barely) able to keep up with the old man today. Duby, LLC, Social Media Marketing CEO September 2nd, 2014 - June 30th, 2018



anything high tech. Duby, LLC, Social Media Marketing CTO, CFO September 2nd, 2014 to Current CEO July 1st, 2018 to Current





Joe Hodas

Advisor / COO of General Cannabis

Joe is the Chief Operations Officer of General Cannabis and serves as an Advisor to Duby for marketing and operational tactics. Joe is the former Chief Marketing Officer (CMO) at Dixie Brands. He has worked in cannabis, consumer packaged goods, branding, fast-casual dining, airlines and healthcare and brings years of professional experience to the table. Joe is a strong marketing professional skilled in Public Relations, Crisis Communications, Digital Strategy, Strategic Media, and Channel Strategy.





Jeremy Heidl

Advisor / Owner Organa Brands (O.PenVape)

Co-Founded Organa Brands, the world's largest cannabis oil and vaping company and most recognized brand, O.PenVape. Jeremy has owned and operated numerous dispensary retail locations throughout his career prior. He specializes in consumer products and new technologies and has been a Chief Technologist throughout the years spent building the Organa Brands empire. He is currently working full-time with Organa Brands and serves as an Advisor and mentor to Duby.





Ryan Holoubek

Advisor / 500 Startups Mentor

Ryan is the Co-Founder and CTO of PiZap, an app with more than 60 million registered users. In the early days of Duby, Ryan was our original CTO and helped us develop growth metrics and strategies. He now serves as a Mentor to 500 Startups and to Duby. He has been instrumental in development of our social growth and user experience while actively serving as a Growth Advisor to the company. Ryan has 15+ years of software engineering experience. From mobile to back-end processes to large databases.





Briana (Breezy) Brockbank

Director of Social Media

Breezy has been working with Duby since the early days and now leads our Social Media Team from her office in Sacramento, California. She is a social Strategist that provides lead generation, client acquisition, brand awareness, and a strong presence on social media . Breezy monitors daily trends to stay up-to-date with the constant changes as social media is a 24/7 job that never stops. She creates comprehensive social media interaction policies to compare against market research data and formulates customized social strategies for our clients. "I have a passion for social media that you need to win in a dynamic medium like this." -Breezy





Lindsey Vanosky

Director of Marketing

A cannabis advocate, marketing maven and all around nerd, Lindsey comes with years of in-house marketing experience at major players like Zipcar and MOO. Her talents go far beyond the world of marketing, as Lindsey is also an operational ninja and is the central processing unit of our sales office. Lindsey has a major passion for gaming. She's an avid Magic the Gathering player and has co-founded a small tabletop game design company - DFL Games. She is currently working full-time with Duby and has quickly risen to the top since her start back in May of 2018.





Harrison Schaffer

Director of Sales

Have you ever wanted to sell ice to a polar bear? Harrison's your guy. In addition to leading the sales charge at Duby, he has worked in sales for decades starting in real estate and ending up at Outfront magazine where he was responsible for the magazine's revival by establishing sales to the cannabis industry that had not been done before. Harrison works full-time on managing relationships and making sales and has been instrumental in the success of our sales team.





Paige Chatry

Account Manager

Paige is our swiss army knife, there isn't much she can't do. She started with us in a part-time administrative role and as of August 2018 she is now full-time and handles our customer relations and client accounts as an Account Manager. Being detail oriented, organized, and having excellent communication skills allows her to efficiently and effectively target client concerns and resolve them to provide the customer with the best experience possible. In her spare time, you can find Paige exploring the Rockies and snowboarding!





Devan Martinez

Graphic Designer

As a music, photography and cannabis enthusiast, Devan's creative talent drives the quality behind Duby's imagery and branding in much of our social media and marketing. He often curates new stock imagery and videos with the help of our partners from grow operations, dispensaries, and cannabis events. True to his entrepreneurial spirit, Devan is also the co-founder and CEO of Infectious, a digital distribution record label focused on electronic dance music. He splits his time between Duby and his other clients which has allowed us to successfully scale as we grow.



Offering Summary

Convertible Promissory Note

Note converts to Common Non-Voting Membership Units when the company raises at least $500,000 in a qualified equity financing or reaches the maturity date, whichever occurs first.

Maturity Date: December 31, 2020

$5,500,000 Valuation Cap

20% Discount Rate

5% Interest Rate*

**Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below*

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?

A convertible note offers you the right to receive Common Non-Voting Membership Units in Duby, LLC. The number of membership units you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing or the note reaches the maturity date. The highest conversion price per share is set based on a $5,500,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Non-Voting Membership Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis).

Company	Duby, LLC
Corporate Address	1155 N. Sherman Street, Suite 304, Denver, CO 80203
Description of Business	Software development and social marketing services company. Owner and operator of Duby, a social network for the cannabis community, plus the suite of software applications that make up and support the Duby Social Network, and is a provider of social media and marketing products and services.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$500.00

Perks*

$500 — Duby Swag Bag and a personalized thank you from the crew!

$2,500 — A single (1) invitation to the **Duby 420 Private Party in Denver, Colorado on Saturday, April 20th, 2019.**

$5,000 — A pair (2) of invitations to the **Duby 420 Private Party in Denver, Colorado on Saturday, April 20th, 2019.**

$10,000 — Two pair (4) of invitations to the Duby 420 Private Party,plus and **a free Duby for Business Account for 1 Year.**

$25,000 — Two pair (4) of invitations to the Duby 420 Private Party,and a **free Duby for Business Account for LIFE**.

*All perks occur after the offering is completed. The date, time, and location of the Duby 420 Private Party may be subject to change and will be determined upon closing of this offering with a minimum target of $107,000.00. The invitation to the party does not include travel and accommodations or any guarantees. A Duby for Business Account is a Starter Retail Account, currently valued at $1188.00/yr.

The 10% Bonus for StartEngine Shareholders

Duby, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to founders and operators; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments, specifically we are planning on paying a portion, or all of our existing short term, high-interest rate, credit card debt mentioned above to reduce monthly interest expenses and the existing loans provided to the company by it's co-founder.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Duby to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



About

Blog
About Us
FAQ

Connect

Facebook
Twitter
Careers
LinkedIn
Instagram
Press Inquiries

Join

StartEngine Summit: Tokenizing the World
Edit My Campaign
Investors

Legal

Terms of Use
Privacy Policy
Disclaimer



Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

VIDEO TRANSCRIPT (Exhibit D)

My name is Chris Driessen and I'm the president of Organa Brands, the nation's leading cannabis distributor. And we use Duby to message over 10,000 consumers a day. And I like the platform for the fact that we can geo target our consumers and then they have back-end analytics which allow me to see in real-time the results that our investment provides.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of Membership Units will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

>   (i) To the Company;

>   (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

>   (iii) As part of an offering registered under the Securities Act with the SEC; or

>   (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

>   (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a) (30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells its Membership Units to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells Membership Units resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Non-Voting Membership Units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,500,000 divided by the aggregate number of outstanding Membership Units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Common Non-Voting Membership Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however,* that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Non-Voting Membership Units at a price per security equal to the quotient of $5,500,000 divided by the aggregate number of outstanding Membership Units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

OF

DUBY, LLC

A COLORADO LIMITED LIABILITY COMPANY

THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT is entered into as of the 23rd day of November, 2015, by the Members whose signatures appear on the signature page hereof. This Agreement amends and restates in its entirety the Second Amended and Restated Operating Agreement of the Company dated as of August 4, 2015.

ARTICLE 1.
DEFINITIONS

The following terms used in this Operating Agreement have the following meanings (unless otherwise expressly provided herein);

1.1   "Act" means the Colorado Limited Liability Company Act, §§7-80-101 *et seq.*, C.R.S.

1.2   "Articles of Organization" means the Articles of Organization of the Company as filed with the Secretary of State of Colorado, as the same may be amended from time to time.

1.3   "Assignee" means the owner of an Economic Interest who is not a Member.

1.4   "Capital Contribution" means the total amount of cash and the fair market value of any assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(iv)(d) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

1.5   "Code" means the Internal Revenue Code of 1986, as amended from time to time.

1.6   "Company" means Duby, LLC.

1.7   "Distributable Cash" means all cash, revenues and funds received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) such reserves as the Managers deem necessary to the proper operation of the Company's business.

1.8   "Economic Interest" means an Equity Owner's share of one or more of the Company's net profits, net losses and distributions of the Company's assets pursuant to this Operating Agreement and the Act, but does not include any right to participate in the management or affairs of the Company, including, the right to vote on, consent to or otherwise participate in any decision of the Members or Manager.

1.9   "Equity Owner" means a Member or an Assignee.

1.10 "Manager" means one or more managers. Specifically, "Manager" means those Persons identified on Exhibit A as Managers. References to the Manager in the singular or as him, her, it, itself, or other like references will also, where the context so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

1.11 "Member" means each of the parties who executes a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Members. To the extent a Manager has purchased Membership Interests in the Company, such Manager has all the rights of a Member with respect to such Membership Interests, and the term "Member" as used herein includes a Manager to the extent such Manager has purchased such Membership Interests in the Company.

1.12 "Membership Interest" means a Member's entire interest in the Company including such Member's Economic Interest and such other rights and privileges that the Member may enjoy by being a Member. A Member's Membership Interest in the Company may be expressed as a percentage of the total number of Units.

1.13 "Operating Agreement" means this Third Amended and Restated Operating Agreement as originally executed and as amended from time to time.

1.14 "Ownership Interest" means:

    a.   In the case of a Member, the Member's Membership Interest; or

    b.   In the case of an Assignee, the Assignee's Economic Interest.

1.15 "Person" means any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

1.16 "Regulations" means proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

1.17 "Unit" means an item of intangible personal property that evidences a Person's Ownership Interest, including (a) a right to be allocated a portion of the profits, losses, other items of income, gain, loss, deduction and credit of the Company; (b) a right to receive distributions from the Company; and (c) a portion of a Member's or Assignee's capital account computed by taking into account any Capital Contributions, profits, losses, special allocations, and distributions attributable to such Unit. Units have only the rights and privileges set forth in this Agreement.

ARTICLE 2.
FORMATION OF COMPANY

2.1 <u>Formation</u>. On September 2, 2014, Russell Thomas organized the Company by executing and delivering Articles of Organization to the Colorado Secretary of State in accordance with and pursuant to the Act.

2.2 <u>Name</u>. The name of the Company is Duby, LLC. The Company may do business under that name and under any other name or names that the Managers select. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company will file a trade name certificate as required by law.

2.3 <u>Principal Place of Business</u>. The principal place of business of the Company is set forth in the Articles of Organization. The Managers may change the principal place of business from time to time by filing a notice of change of address with the Secretary of State pursuant to the Act. The Company may locate its places of business and registered office at any other place or places as the Managers may determine from time to time.

2.4 <u>Registered Agent</u>. The Company's registered agent for service of process in the State of Colorado is the Person identified as such in the Articles of Organization. The Managers may change the registered agent from time to time by filing the address of the new registered agent with the Colorado Secretary of State pursuant to the Act.

2.5 <u>Term</u>. The term of the Company is perpetual until dissolved pursuant to Article 10 or pursuant to the Act.

ARTICLE 3.
BUSINESS OF COMPANY

3.1 <u>Permitted Businesses</u>. The business of the Company is to:

a. Accomplish any lawful business whatsoever, or which at any time appears conducive to or expedient for the protection or benefit of the Company and its assets;

b. Exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act; and

c. Engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

ARTICLE 4.
NAMES AND ADDRESSES OF MEMBERS

The name, present mailing address, Units, percentage of Membership Interests of each Member, and capital contributions are set forth on <u>Exhibit A</u>. As of the date of this Agreement, there are no Equity Owners who are not Members.

ARTICLE 5.
RIGHTS AND DUTIES OF MANAGERS

5.1   <u>Management</u>. The Company is manager-managed, and the business and affairs of the Company are managed by one or more Managers, who are the "managers" of the Company pursuant to §§ 7-80-102(8) and 7-80-402 of the Act, and each Manager is a "manager" as specified in the Act. The Managers have the power and authority to conduct the business of the Company. In conducting the business of the Company, the Managers will have all rights, duties and powers conferred by the Act, except as limited hereby. Except as set forth in this Agreement or in non-waivable provisions of applicable law, the Managers have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Managers may delegate authority to such officers, employees, agents and representatives of the Company as they may from time to time deem appropriate. Notwithstanding the foregoing, all documents signed on behalf of the Company need only be signed by a Manager or by an officer of the Company who has been given the power and authority to do so by the Managers.

5.2   <u>Number, Tenure and Qualifications</u>. The Company will have at least one Manager. The number of Managers will be fixed from time to time by the affirmative vote of the Members. The Managers are those persons named as Managers on <u>Exhibit A</u>. A Manager holds office until the Manager's withdrawal, resignation, or removal in accordance with Section 5.9. If a Manager withdraws or resigns, a successor may be elected by the affirmative vote of the Members holding at least two-thirds of the Units.

5.3   <u>Certain Powers of Manager</u>. Without limiting the generality of Section 5.1, and subject to any other limitations contained in this Operating Agreement, each Manager has power and authority, on behalf of the Company (to the extent such action concerns the ordinary course of business of the Company) to:

a.   Acquire property from any Person as the Managers may determine, so long as each individual purchase of property is no greater than $10,000.00. The fact that a Manager or an Equity Owner is directly or indirectly affiliated or connected with any such Person does not prohibit the Manager from dealing with that Person;

b.   Borrow money for the Company from banks, other lending institutions or Persons, Managers, Members, or affiliates of the Managers or the

Members on such terms as the Managers deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

c.   Purchase liability and other insurance to protect the Company's property and business;

d.   Hold and own any Company real and/or personal properties in the name of the Company;

e.   Invest any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments.

f.   Execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

g.   Employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds;

h.   Enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Manager may approve;

i.   Execute and file such other instruments, documents and certificates which may from time to time be required by applicable laws to effectuate, implement, continue and defend the valid existence of the Company;

j.   Pay debt of the Company (other than debt owed to a Member);

k.   Pay independent contractors and employees of the Company; and

l.   Do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Subject to Section 5.4, to the extent the actions authorized pursuant to this Section 5.3 are outside the ordinary course of business of the Company, such actions are authorized only upon the agreement of all Managers if there is more than one Manager.

5.4   Extraordinary Transactions. Notwithstanding any other provision of this Agreement, the Managers may not undertake any of the following actions without an affirmative vote of the Members holding at least two-thirds of the Units:

  a.   Authorize a recapitalization or reorganization of the Company;

  b.   Permit the Company to enter into any agreement for the acquisition of any business through purchase of assets, purchase of stock or otherwise;

  c.   A sale of the Company or substantially all of the assets of the Company or an initial public offering of the Company;

  d.   Increase or decrease the outstanding equity ownership available in the Company, or authorize the same (including the issuance of additional Units), or admit any person as a Member;

  e.   Permit the Company to enter into any agreement for the acquisition of all of the Company or substantially all of the assets of the Company;

  f.   Incur any indebtedness on behalf of the Company outside the ordinary course of business of the Company, including increases to any revolving line of credit maximum limits or restructure of any previously approved debt, or mortgage, pledge, or grant a security interest in any property of the Company not in the ordinary course of business;

  g.   Pay, in whole or in part, a debt owed to a Member;

  h.   Loan more than $5,000.00 of its money on any one occasion, or $10,000.00 in the aggregate to any one person;

  i.   Lend money to or guaranty or become surety for the obligations of any Person; or

  j.   Mortgage, pledge, or grant a security interest in any property of the Company not in the ordinary course of business.

5.5   Liability for Certain Acts.

  a.   A Manager does not, in any way, guarantee the return of the Equity Owners' capital contributions or a profit for them from the operations of the Company.

  b.   A Manager is not liable to the Company or to any Member for any loss or damage sustained by the Company or any Member (or successor thereto), except to the extent, if any, that the loss or damage has been the result of gross negligence, fraud, deceit, or willful misconduct.

5.6   Managers and Members Have No Exclusive Duty to Company. Managers and Members have no exclusive duty to act on behalf of the Company. Managers and the Members may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor its Managers have any right, by virtue of this Operating Agreement, to share or participate in any other investments or activities of any other Manager or Member. Neither the Managers nor any Equity Owner incurs any liability to the Company or to any of the Equity Owners as a result of engaging in any other business or venture.

5.7   Bank Accounts. The Managers may from time to time open bank accounts in the name of the Company, and the Managers will be the sole signatory thereon, unless the Managers determine otherwise.

5.8   Indemnity of the Managers, Employees and Other Agents.

        a.   The Company indemnifies the Managers and will make advances for expenses to the maximum extent permitted under the Act, except to the extent the claim for which indemnification is sought results from an act or omission for which a Manager may be held liable to the Company or a Member under Section 5.5(b).

        b.   Expenses (including, but not limited to, legal fees and expenses) incurred by a Manager in defending any claim, demand, action, suit or proceeding subject to subsection (a) above will be paid by the Company in advance of the final disposition of such claim, demand, action, suit or proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Manager to repay such amount if it is ultimately and finally determined by a court of competent jurisdiction and not subject to appeal, that the Manager is not entitled to be indemnified by the Company as authorized hereunder.

5.9   Resignation. A Manager may resign at any time by giving written notice to the Members. The resignation of any Manager takes effect upon receipt of notice thereof or at such later time as specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective. The resignation of a Manager who is also an Equity Owner does not affect the Manager's rights as an Equity Owner.

5.10   Removal. A Manager may be removed at any time for gross negligence, fraud, deceit or intentional misconduct which had a material adverse effect on the Company by an affirmative vote of the Members holding at least two-thirds of the Units. The removal of a Manager who is also a Member does not affect the Manager's rights as a Member and does not constitute a withdrawal of such Member.

5.11   Vacancies. Any vacancy occurring for any reason in the number of Managers will be filled by the affirmative vote of those Members holding at least two-thirds of the Units.

5.12 <u>Compensation, Reimbursement, Organization Expenses</u>. Unless otherwise agreed to in writing by the Members, no Member is entitled to compensation from the Company for services rendered to the Company as such. Upon the submission of appropriate documentation each Member will be reimbursed by the Company for reasonable out-of-pocket expenses incurred on behalf, or at the request of, the Company, including any costs and expenses (including reasonable legal fees and expenses) incurred as a result of the formation, organization and capitalization of the Company, including the legal fees incurred in connection with drafting this Operating Agreement.

5.13 <u>Right to Rely on the Managers</u>. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by the Managers as to:

 a. The identity of the Manager or Equity Owner;

 b. The existence or nonexistence of any fact or facts which constitute a condition precedent to acts on behalf of the Company by the Manager or which are in any other manner germane to the affairs of the Company;

 c. The Persons who are authorized to execute and deliver any instrument or document of the Company; or

 d. Any act or failure to act by the Company on any other matter whatsoever involving the Company or any Equity Owner.

ARTICLE 6.
RIGHTS AND OBLIGATIONS OF EQUITY OWNERS

6.1 <u>Limitation of Liability</u>. Each Equity Owner's liability is limited as set forth in this Operating Agreement, the Act and other applicable law.

6.2 <u>Company Debt Liability</u>. An Equity Owner is not personally liable for any debts, losses or liabilities of the Company beyond its respective Capital Contributions, except as otherwise required by law.

ARTICLE 7.
MEETINGS OF MEMBERS; VOTING

7.1 <u>No Obligation to Hold Meetings</u>. The Members have no obligation to conduct annual meetings or to keep minutes thereof.

7.2 <u>Place and Time of Meetings</u>. Meetings of the Members may be held at such place and at such time as may be designated by the Manager.

7.3 <u>Notices of Meetings</u>. A written notice of each regular and special meeting of Members will be given not less than ten nor more than 60 days before the date of such meeting to each Member. Every notice of a meeting of Members will state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called.

7.4 Waiver of Notice. Notice of any regular or special meeting may be waived before, at, or after such meeting in writing signed by the Member entitled to the notice. Attendance by a Member at a meeting constitutes a waiver of notice of such meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

7.5 Proxies. Each Member may authorize another Person or Persons to act for him, her or it by proxy by an instrument executed in writing and filed with the Manager. If any such instrument designates two or more Persons to act as proxies, any proxy may exercise all of the powers conferred by such written instrument unless the instrument otherwise provides. No proxy will be valid for more than one year from the date of its execution. Subject to the above, any proxy may be revoked if an instrument revoking it or a proxy bearing a later date is filed with the Manager.

7.6 Quorum; Adjourned Meetings. The presence, in person or by proxy, of the Members holding at least two-thirds of the Units constitutes a quorum for the transaction of business at any meeting of the Members. If a quorum is not present at a meeting, the Members present will adjourn the meeting.

7.7 Voting. Each Member has one vote per Unit and a fraction of a vote for each respective fraction of a Unit. Except as otherwise provided in this Operating, Agreement, all questions at a meeting of the Members will be decided by the affirmative vote of those Members holding at least two-thirds of the Units.

7.8 Written Action. Any action that may be taken at a meeting of the Members may be taken without a meeting if done in writing and signed by Members holding at least 80% of the Units. When written action is taken by fewer than all Members, the Manager will notify all Members of the text and effective date of the action immediately.

ARTICLE 8.
CONTRIBUTIONS TO THE COMPANY; CAPITAL ACCOUNTS; ISSUANCE OF ADDITIONAL UNITS; SALE OF UNITS

8.1 Members' Capital Contributions. The amount of cash and the nature and agreed value of any property contributed or to be contributed to the Company by each Equity Owner will be recorded by the Company in its books and records. Upon receipt of each Capital Contribution, the Company will credit each Equity Owner's capital account with the amount of the Equity Owner's Capital Contribution.

8.2 Additional Contributions. No Equity Owner is required to make any additional capital contributions, nor does any Equity Owner have the right to make additional capital contributions. The Members from time to time may make additional capital contributions upon the affirmative vote of those Members holding at least two-thirds of the Units, at which time the Company will increase accordingly the number of Units held by the Members making additional capital contributions.

8.3 <u>Fractional Units</u>. An Equity Owner may own a fraction of a Unit in addition to whole Units.

8.4 <u>Issuance of Additional Units</u>. The Company has issued a total of 1000 Units. The Manager will accordingly revise <u>Exhibit A</u> and require new Members to sign this Operating Agreement. The Company may create a class of Units, or designate Units from any class, for issuance to a service provider in payment for services provided to the Company (such units, "<u>Profits Units</u>"). The Company and its Members intend that the issuance of any Profits Units will be governed by the guidelines set forth in Revenue Procedure 93-27 as modified by Revenue Procedure 2001-43 regarding the non-taxable issuance of a "profits interest" to a service provider, and that the issuance of such Profits Units should not generate any compensatory taxable income to the service provider because fair value has been paid therefor. Accordingly, except as otherwise provided in a written agreement between the Company and the recipient of the Profits Units, the Company may not claim a compensation deduction upon the issuance of any Profits Units or otherwise treat the issuance of such Profits Units to a Service Provider as a compensatory transaction for income tax purposes. Notwithstanding the foregoing, if the Internal Revenue Service asserts and maintains that a service provider must report taxable income upon the receipt or vesting of such Member's Profits Units, (i) the Company will immediately notify the Member of this action, and (ii) the Company will, to the extent permitted under applicable law, specially allocate to such Member (in his or her capacity as a Member) any resulting compensation deduction to which the Company would be entitled as a consequence of the Internal Revenue Service's proposed treatment of the issuance of the Profits Units a compensatory transaction (in whole or in part).

8.5 <u>Capital Accounts</u>.

a. A capital account will be maintained for each Equity Owner. The manner in which capital accounts are to be maintained pursuant to this Section 8.5(a) will comply with the requirements of Section 704(b) of the Code and the Regulations promulgated thereunder.

b. Upon liquidation of the Company, liquidating distributions will be made in accordance with the positive capital account balances of the Equity Owners, as determined after taking into account all capital account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid in accordance with Section 10.3.

c. Except as otherwise required in the Act (and subject to Sections 8.1 and 8.2), no Equity Owner is required to restore all or any portion of a deficit balance in such Equity Owner's capital account.

8.6   Transfer Restrictions.

a.   An Equity Owner may not sell, assign, pledge, hypothecate, transfer or otherwise dispose of (collectively, "Transfer") all or any part of its Units or Ownership Interests, whether voluntarily or by foreclosure, assignment in lieu thereof or other enforcement of a pledge, hypothecation or collateral assignment, without obtaining the prior written unanimous consent of the non-transferring Members, which consent in either case may be withheld in a Member's sole discretion. Notwithstanding anything herein to the contrary, no Transfer of Units or Ownership Interest will be permitted if such Transfer would cause the Company to terminate under Code Section 708(b)(1)(B), and would have a material adverse effect on the remaining Members.

b.   Any attempted Transfer in contravention of this Section 8.6 will be void and of no effect and will not bind the Company. In the case of an attempted Transfer not permitted hereby, the parties attempting to engage in such Transfer will indemnify and hold harmless (and hereby agree to indemnify and hold harmless) the Company and the other Members from all costs, liabilities and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such attempted Transfer and efforts to enforce the indemnity granted hereby.

c.   In order to provide for continuity in management, the Members desire to ensure that no other Person becomes a Member or Equity Owner without the affirmative vote of Members holding two-thirds of the Units. Each Member acknowledges the reasonableness of the prohibitions of this Section 8.6 in view of the purposes of the Company and the relationship of the Members. Any Person to whom Units or Ownership Interest are attempted to be Transferred in violation of this Section 8.6 will not be entitled to vote on matters coming before the Members, participate in the management of the Company, receive distributions from the Company, or have any other rights in or with respect to such Units or Ownership Interests.

ARTICLE 9.
ALLOCATIONS, INCOME TAX, DISTRIBUTIONS, ELECTIONS AND REPORTS

9.1   Partnership classification. The Members intend for the Company to be treated as a partnership for federal income tax purposes pursuant to the provisions of Subchapter K of the Code and no construction may be given nor any action taken which would jeopardize this treatment. The Managers are directed and empowered to take whatever action is necessary to continue the Company's partnership classification under the rules of Regulation Sections 301.7701-2 and 301.7701-3.

9.2   Allocations of Profits and Losses from Operations. The net profits and net losses of the Company for each fiscal year, if any, will be allocated to the Equity Owners.

9.3   Distributions. Except with respect to distributions made pursuant to Section 8.5(b), all distributions of Distributable Cash will be made to the Equity Owners at such time or times as the determined by an affirmative vote of the Members holding at least two-thirds of the Units; provided, however, that if at the end of any tax year, the cumulative distributions to any Equity Owner during such tax year are less than the subject Equity Owner's cumulative membership income tax obligation of the tax year, the Company will, within ninety (90) days after the end of such tax year, distribute to each such Equity Owner cash in an amount equal to the positive excess (if any) of (a) the subject Equity Owner's cumulative membership income tax obligation through the end of such tax year (if any), over (b) the cumulative amount previously distributed to such Equity Owner pursuant to this Section 9.3. Notwithstanding the previous sentence, if the mandatory tax distribution specified therein would leave the Company with insufficient cash to fund the payment of expenses through the end of the next tax year, the Company may defer making all or a portion of any distribution needed to retain such reserves, until sufficient amounts of cash become available in later periods.

9.4   Accounting Principles. The profits and losses of the Company will be determined in accordance with accounting principles applied on a consistent basis using the accrual method of accounting or such other method of accounting as the Managers determine.

9.5   Interest on and Return of Capital Contributions. No Equity Owner is entitled to interest on Capital Contribution or to return of Capital Contribution, except as otherwise specifically provided for herein.

9.6   Loans to Company. Nothing in this Operating Agreement prevents any Equity Owner from making secured or unsecured loans to the Company by agreement with the Company, subject to the other provisions of this Operating Agreement.

9.7   Accounting Period. The Company's accounting period is the calendar year.

9.8   Tax information. The Company will deliver necessary tax information to each Equity Owner as soon as practicable after the end of each tax year. The Managers will file or cause to be filed the tax returns for the Company prepared in accordance with the Code and Regulations.

9.9   Code § 754 Election and other Company Elections. The Managers will make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law: (a) to adjust the basis of property pursuant to Code §§ 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company distributions; (b) with the consent of the Members holding a majority of all Units held by all Members, to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, or local tax returns; and (c) to the extent provided in Code §§ 6221 through 6231, to represent the Company before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Company with respect to such tax matters or otherwise affect the rights of the Company.

ARTICLE 10.
DISSOLUTION AND TERMINATION

10.1   Dissolution.

a.   The Company will be dissolved only by the affirmative vote of the Members holding at least two-thirds of the Units.

b.   As soon as possible following the occurrence of the event specified in Section 11.1(a) effecting the dissolution of the Company, the appropriate representative of the Company will execute and file or record all documents required by the Act at the time of dissolution.

10.2   Effect of Dissolution. Upon dissolution, the Company will cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence will continue until winding up and any distribution is completed.

10.3   Winding Up, Liquidation and Distribution of Assets.

a.   Upon dissolution, an accounting will be made by the Manager of the accounts of the Company and of the Company's assets, liabilities and operations, and the Manager will immediately proceed to wind up the affairs of the Company.

b.   If the Company is dissolved and its affairs are to be wound up, the Manager will:

a.   Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Manager may determine to distribute in kind any assets to the Equity Owners).

b.   Allocate any profit or loss resulting from such sales to the Equity Owners' capital accounts in accordance with Article 9 hereof.

c.   Discharge or make adequate provision for all liabilities of the Company, including liabilities to Equity Owners who are also creditors, to the extent otherwise permitted by law, other than liabilities to Equity Owners for distributions and the return of capital, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the capital accounts of the Equity Owners, the amounts of such reserves will be deemed to be an expense of the Company).

      d.   Distribute the remaining assets to the Equity Owners in accordance with their positive capital account balances.

      e.   If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution will be determined by independent appraisal or by agreement of the Members. Such assets will be deemed to have been sold as of the date of dissolution for their fair market value, and the capital accounts of the Equity Owners will be adjusted pursuant to the provisions of Article 9 and Section 8.3 of this Operating Agreement to reflect such deemed sale.

      f.   The positive balance (if any) of each Equity Owner's capital account (as determined after taking into account all capital account adjustments for the Company's taxable year during which the liquidation occurs) will be distributed to the Equity Owners, either in cash or in kind, as determined by the Managers, with any assets distributed in kind being valued for this purpose at their fair market value. Any such distributions to the Equity Owners in respect of their capital accounts will be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Regulations.

      c.   Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Equity Owner has a negative capital account (after giving effect to all contributions, distributions, allocations and other capital account adjustments for all taxable years, including the year during which such liquidation occurs), such Equity Owner has no obligation to make any capital contribution, and the negative balance of such Equity Owner's capital account will not be considered a debt owed by such Equity Owner to the Company or to any other Person for any purpose whatsoever.

      d.   Upon completion of the winding up, liquidation and distribution of the assets, the Company will be deemed terminated.

      e.   The Manager will comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

10.4   Filing or Recording Statements. Upon the conclusion of winding up, the appropriate representative of the Company will execute and file or record all documents required by the Act at the time of completion of winding up.

10.5   Return of Contribution Nonrecourse to Other Equity Owners. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Equity Owner will look solely to the assets of the Company for the return of his Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of one or more Equity Owners, such Equity Owners will have no recourse against any other Equity Owner.

ARTICLE 11.
MISCELLANEOUS PROVISIONS

11.1   Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement will be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Equity Owner's and/or Company's address, as appropriate, which is set forth in this Operating Agreement. Except as otherwise provided herein, any such notice will be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

11.2   Amendments. This Operating Agreement may not be amended without the written consent of all of the Members, provided, however, that, notwithstanding any other provision of this Agreement, the Members holding at least two-thirds of the Units may vote to amend this Operating Agreement so long as such amendment does not materially adversely affect the rights of a Member who does not vote in favor of such amendment.

11.3   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained is binding upon and inures to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

11.4   Creditors. None of the provisions of this Operating Agreement is for the benefit of or enforceable by any creditors of the Company.

11.5   Governing Law. This Operating Agreement is governed by the laws of the State of Colorado without regard to its principles regarding conflicts of law.

The parties have signed this Agreement to be effective as of the date of this Agreement.

[signature page follows]

3rd Amended OA, Duby, LLC

DUBY, LLC

By:

Name: _Russell Thomas_ 11/23/2015

Title: Manager

MEMBERS:

RUSSELL THOMAS

Signature:

B44, LLC

By:_____

Name: _____

Title:_____

ALEC ROCHFORD

Signature:

RYAN HOLOUBEK

Signature:

DUBY, LLC
Third Amended and Restated Operating Agreement
October 1, 2015

Exhibit A

Members and Units

Name	Capital Contribution	Units	Percentage of Membership Interest
Russell Thomas	$100	360	36%
Alec Rochford	$100	360	36%
B44, LLC	$200,000.00	80	8.0%
Ryan Holoubek	$0.00	200	20.0%

Member Mailing Addresses

Name	Address
B44, LLC	1900 16th St., Suite 230, Denver, CO 80202
Alec Rochford	6343 East Girard Place, Unit 217, Denver, CO 80222
Russell Thomas	6051 South Moline Way, Englewood, CO 80111
Ryan Holoubek	455 Kearney St., Denver, CO 80220

Managers

Russell Thomas
Alec Rochford

{00175382.DOCX / 11 }